UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

1 July 2010

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Diageo announces 10 year funding arrangements for UK Diageo Pension Scheme

1 July 2010
Diageo plc

Diageo has today announced that agreement has been reached with the Trustee of the UK Diageo Pension Scheme (the UK Scheme) on a 10 year funding plan.  At the time of the triennial actuarial valuation at 1 April 2009 the deficit of the UK Scheme was £862 million. This triggered a requirement to put in place the 10 year funding plan which has been announced today.

Key points of the agreement include:
•	£197 million which was agreed under the 2006 funding plan has been transferred to the UK Scheme.

•
A pension funding partnership will be formed (the PFP), which will hold maturing whisky spirit as assets. This structure will generate an income to the UK Scheme which is expected to total £25 million each year over the term of the PFP. The PFP is expected to be in place for 15 years after which time the Trustee will be able to sell its PFP interests to the company for an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million.

•
The company will further underwrite the reduction of the UK Scheme deficit through an agreement to make conditional cash contributions into escrow totalling £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term.

•
It is expected that the annual payments to the UK Scheme of £25 million together with payments which are anticipated under the agreement currently being negotiated in respect of the Guinness Ireland Group Pension Scheme will be broadly cash flow neutral against the £50 million per annum which has been paid in respect of the UK Scheme since 2007. These arrangements will have no impact on the value of Diageo’s net assets.

Further details:
Diageo has released £197 million to the UK Scheme under the 2006 funding plan. This comprises £147 million released from escrow and an additional £50 million paid directly. In addition Diageo and the Trustee will establish a pension funding partnership. Diageo will contribute at least £430 million to the PFP, £367 million of which will be paid to the UK Scheme which the Trustee has decided to invest in the PFP, with the balance paid directly into the PFP by Diageo companies.

These capital contributions will be used to invest in maturing whisky spirit. The PFP will generate an annual income to the Trustee anticipated to be £25 million. The PFP’s investments in the maturing whisky spirit will provide the Trustee with collateral against Diageo’s current funding obligations to the UK Scheme. The investment will be made via option arrangements, allowing Diageo to retain effective control over the maturing whisky spirit.

The PFP will be consolidated in the Diageo group accounts and is intended to remain in place for 15 years, after which time the Trustee may sell its investment in the PFP back to Diageo for an amount expected to be no greater than the remaining deficit in the UK Scheme, up to a maximum of £430 million. Diageo will continue to make annual contributions in respect of its employees’ future pensions benefits under the UK Scheme, of approximately £50 million annually.

The triennial valuation was carried out during an unusually volatile period for global capital markets and the significant deficit at that time was partly as a result of historical lows in asset values and interest rates. The funding plan includes an allowance for the UK Scheme’s deficit to close at a faster rate than expected under the Trustee’s valuation assumptions. This allowance is backed by conditional cash contributions, up to a maximum of £338 million, which will be paid into escrow and which will transfer to the UK Scheme at agreed dates if the deficit is not reduced as anticipated over the 10 year term.

Following separate negotiations with the Irish Scheme Trustee, Diageo has provisionally agreed a deficit funding arrangement in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This agreement is subject to regulatory approval. This deficit funding arrangement is anticipated to result in additional initial contributions to the Irish Scheme of approximately €21 million (£17 million) annually over a period of 18 years, provision for further deficit closure supported by conditional cash contributions if the anticipated deficit closure is not achieved, and the Irish Scheme having access to a contingent asset.

Diageo Investor enquiries

Sarah Paul
+44 (20) 8978 4326

Nick Temperley
+44 (20) 8978 4223

Diageo Media enquiries

Stephen Doherty
+44 (20) 8978 2528
media@diageo.com

Forward-looking statements

This document contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations and plans with respect to future matters, including trends in results of operations, margins, growth rates, anticipated cash flow, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 1 July 2010	By:	/s/ P Tunnacliffe
Name: P Tunnacliffe
Title: Company Secretary